Responses to Item 77M - Mergers

Eaton Vance Limited Duration Income Fund ("Limited
Fund") was the surviving Fund in a merger with Eaton
Vance Credit Opportunities Fund ("Credit Opportunities
Fund").  In the merger, all of the assets of the Credit
Opportunities Fund were transferred to Limited Fund in exchange for the issuance of Common Shares of Limited
Fund and cash consideration equal to the aggregate liquidation preference of the Credit Opportunities Fund's auction preferred shares and the assumption of all of Credit Opportunities Fund's liabilities by the Limited
Fund at a closing held on March 12, 2010. As a result of the merger, each common shareholder of Credit
Opportunities Fund received full and fractional Limited
Fund common shares equal in value at the close of regular trading on the New York Stock Exchange on the business day immediately preceding the closing to the value of such shareholder's shares of the Credit
Opportunities Fund. The merger was approved by the Trustees of each Fund on June 15, 2009 and by the shareholders of Credit Opportunities Fund on February
26, 2010. The Plan of Reorganization and other documents relevant to the merger are incorporated by reference to the Form N-14 filings (and amendments thereto) filed by Eaton Vance Limited Duration Income
Fund on August 28, 2009 (Accession No. 0000940394-
09-000158) and December 9, 2009 (Accession No.
0000940394-09-000979).